(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Independent Auditor’s Report

To the shareholders of Radius Gold Inc.

We have audited the accompanying consolidated financial statements of Radius Gold Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Radius Gold Inc. and its subsidiaries as at December 31, 2014 and 2013, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2014, in accordance with International Financial Reporting Standards, as issued by the IASB.

(signed) “BDO CANADA LLP”

Chartered Accountants

Vancouver, Canada

April 27, 2015

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:	December 31,	December 31,
	2014	2013

ASSETS

Current assets
Cash and cash equivalents (Note 5)	$ 1,238,372	$ 1,560,788
Available-for-sale investments (Note 6)	5,561,555	8,687,428
Advances and other receivables (Note 9)	867,837	63,293
Taxes receivable	10,881	11,426
Due from related parties (Note 14)	-	33,817
Prepaid expenses and deposits (Note 14)	72,277	143,981
Total current assets	7,750,922	10,500,733

Non-current assets
Long-term deposits	143,464	134,623
Property and equipment (Note 7)	114,271	153,102
Exploration and evaluation assets (Note 9)	563,391	531,369
Investment in associates (Note 8)	473,001	1
Total non-current assets	1,294,127	819,095

TOTAL ASSETS	$ 9,045,049	$ 11,319,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 14)	$ 121,590	$ 103,059
Total liabilities	121,590	103,059

Shareholders' equity
Share capital (Note 11)	56,592,613	56,592,613
Other equity reserve	6,636,658	6,636,658
Accumulated deficit	(54,506,920)	(53,137,013)
Accumulated other comprehensive income	201,108	1,124,511
Total shareholders' equity	8,923,459	11,216,769

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,045,049	$ 11,319,828

Commitments – Note 10

Events after the reporting date – Note 19

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON APRIL 27, 2015 BY:

   “Simon Ridgway”                                   , Director

   “William Katzin”                                , Director

Simon Ridgway

William Katzin

The accompanying notes form an integral part of these consolidated financial statements.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	2014	2013	2012

EXPLORATION EXPENDITURES (Note 14)	$ 1,354,815	$ 1,039,309	$ 884,966
GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	45,338	47,738	53,865
Consulting fees (Note 14)	-	28,000	127,826
Legal and audit fees	76,025	99,698	186,062
Management fees (Note 14)	102,000	79,500	141,000
Office and miscellaneous (Note 14)	197,982	143,875	152,795
Property investigations (Note 14)	147,638	101,009	19,685
Public relations (Note 14)	19,948	34,792	68,301
Salaries and benefits (Note 14)	108,828	248,635	264,951
Share-based compensation (Notes 12 and 14)	-	-	385,320
Transfer agent and regulatory fees (Note 14)	14,396	18,302	17,192
Travel and accommodation (Note 14)	46,407	42,507	81,621
	758,562	844,056	1,498,618
Loss before other (expenses)/income	(2,113,377)	(1,883,365)	(2,383,584)
OTHER (EXPENSES) INCOME
Share of post-tax losses of associate (Note 8)	(57,000)	(493,318)	(366,950)
Impairment on shares held in associate (Note 8)	-	-	(855,632)
Foreign currency exchange (loss) gain	(4,410)	4,007	(13,062)
Gain on sale of properties (Note 9)	-	-	16,278,410
Loss on disposal of property (Note 9)	-	-	(3,823,118)
Loss on disposal of property and equipment	-	-	(41,780)
Gain on sale of marketable securities	1,289,708	81,217	46,065
Impairment on available-for-sale investments (Note 6)	(441,320)	(5,934,443)	(20,148)
Gain from mineral property option agreements	-	98,590	101,564
Investment income	43,245	22,141	8,883
Write off of exploration and evaluation costs (Note 9)	(86,753)	(171,815)	-
Write off of receivables	-	(10,777)	(1,291)
Net (loss) income for the year	$ (1,369,907)	$ (8,287,763)	$ 8,929,357
Other comprehensive (loss) income
Items that may be reclassified subsequently to profit or loss:
Fair value (losses) gains on available-for-sale investments (Note 6)	(923,403)	517,005	97,132
Total comprehensive (loss) income	$ (2,293,310)	$ (7,770,758)	$ 9,026,489
Basic and diluted (loss) earnings per share (Note 3)	$(0.02)	$(0.10)	$0.10
Weighted average number of common shares outstanding	86,675,617	86,675,617	86,675,617

The accompanying notes form an integral part of these consolidated financial statements.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income	Accumulated deficit	Total
Balance, December 31, 2011	86,675,617	$ 56,592,613	$ 6,251,338	$ 510,374	$ (53,778,607)	$ 9,575,718
Income for the year	-	-	-	-	8,929,357	8,929,357
Available-for-sale investments	-	-	-	97,132	-	97,132
Share-based compensation	-	-	385,320	-	-	385,320
Balance, December 31, 2012	86,675,617	56,592,613	6,636,658	607,506	(44,849,250)	18,987,527
Loss for the year	-	-	-	-	(8,287,763)	(8,287,763)
Available-for-sale investments	-	-	-	517,005	-	517,005
Balance, December 31, 2013	86,675,617	56,592,613	6,636,658	1,124,511	(53,137,013)	11,216,769
Loss for the year	-	-	-	-	(1,369,907)	(1,369,907)
Available-for-sale investments	-	-	-	(923,403)	-	(923,403)
Balance, December 31, 2014	86,675,617	$ 56,592,613	$ 6,636,658	$ 201,108	$ (54,506,920)	$ 8,923,459

The accompanying notes form an integral part of these consolidated financial statements.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2014, 2013 and 2012

(Expressed in Canadian Dollars)

	2014	2013	2012
Cash provided by (used in):
OPERATING ACTIVITIES
Net (loss) income for the year	$ (1,369,907)	$ (8,287,763)	$ 8,929,357
Items not involving cash:
Amortization	45,338	47,738	53,865
Gain from mineral property option agreements	-	(98,590)	(101,564)
Gain on sale of exploration and evaluation asset (Note 9)	-	-	(16,278,410)
Loss from disposal of exploration and evaluation asset (Note 9)	-	-	3,823,118
Loss from disposal of property and equipment	-	-	41,780
Write off of exploration and evaluation assets	86,753	171,815	-
Write off of receivables	-	10,777	1,291
Investment income	-	(22,141)	(8,883)
Impairment of available-for-sale investments (Note 6)	441,320	5,934,443	20,148
Impairment of shares held in associate	-	-	855,632
Gain on sale of marketable securities	(1,289,708)	(81,217)	(46,065)
Share of post-tax losses of associate	57,000	493,318	366,950
Share-based compensation	-	-	385,320
	(2,029,204)	(1,831,620)	(1,957,461)
Changes in non-cash working capital items:
Advances and other receivables	(4,544)	(33,920)	295,770
Taxes receivable	545	37,777	312,494
Prepaid expenses and deposits	71,704	(10,903)	155,755
Long-term deposits	(8,841)	-	(3,198)
Due from related parties	33,817	83,130	424,942
Accounts payable and accrued liabilities	18,531	(152,242)	(520,138)
Cash used in operating activities	(1,917,992)	(1,907,778)	(1,291,836)

INVESTING ACTIVITIES
Investment in associate (Note 8)	(830,000)	-	(215,254)
Expenditures on exploration and evaluation asset acquisition costs	(118,775)	(171,815)	-
Loans advanced (Note 9)	(800,000)	-	-
Investment income	-	22,141	8,883
Proceeds from mineral property option agreements	-	49,295	50,782
Proceeds from disposal of mineral property (Note 9)	-	-	98,750
Expenses incurred on sale of mineral property rights (Note 9)	-	-	(304,746)
Proceeds from sale of marketable securities and investments (Note 6)	3,350,858	2,575,812	928,365
Proceeds from sale of property and equipment	-	-	4,078
Purchase of property and equipment (Note 7)	(6,507)	(1,234)	(48,229)
Cash provided by investing activities	1,595,576	2,474,199	522,629
(Decrease)/increase in cash and cash equivalents	(322,416)	566,421	(769,207)
Cash and cash equivalents - beginning of year	1,560,788	994,367	1,763,574
Cash and cash equivalents - end of year	$ 1,238,372	$ 1,560,788	$ 994,367

The accompanying notes form an integral part of these consolidated financial statements.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties or investment in companies which hold mineral property interests. The address of the Company’s head office is 650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis, as modified by any revaluation of available-for-sale financial assets.

The consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Nature of Operations

These financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

Details of the Company’s principal subsidiaries at December 31, 2014 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Radius Gold (U.S.) Inc.	Nevada, USA	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company

b)

Investment in Associates

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of profit or loss and other comprehensive income, except that losses in excess of the Company’s investment in the associate are not recognized unless there is an obligation to fund those losses.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investors' interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the associate. Where there is objective evidence that the investment in an associate has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

c)

Foreign Currency Translation

The functional and presentation currency of the Company and its principal subsidiaries is the Canadian dollar. Transactions denominated in a currency other than an entity’s functional currency are translated as follows: unsettled monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the date of the statement of financial position and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

d)

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change of value.

e)

Mineral Exploration and Evaluation Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, at the earlier of the date the counterparty’s performance is complete or the share issuance date. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to development properties, capitalized exploration and evaluation assets are assessed for impairment.

Options are exercisable entirely at the discretion of the optionee and amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as exploration and evaluation assets on the statement of financial position and amounts received in excess are credited to gain from exploration and evaluation asset option agreements on the statement of profit or loss and other comprehensive income.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the share issuance date.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available. Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company will test the asset for impairment based upon a variety of factors, including current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset. Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.  Generally, the timing of these accruals would be when the actual environmental disturbance occurs.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

f)

Property, Equipment and Amortization

Recognition and Measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition required to bring the asset to the location and condition necessary to be capable of operating in a manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses, with the exception of land, which is not amortized.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Subsequent Costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing of property and equipment are recognized in profit or loss as they are incurred.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, that are recognized net within other income in profit or loss.

Amortization

Amortization is recognized in profit or loss and property and equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements	7 – 8 years straight-line
Trucks	4 – 8 years straight-line
Computer equipment	25% - 50% declining balance
Field equipment	30% declining balance
Furniture and equipment	20% declining balance
Geophysical equipment	20% declining balance

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

g)

Earnings / Loss per Share

Basic income/loss per share is calculated by dividing the net income/loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.

For the years ended December 31, 2014, 2013 and 2012, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 4,775,000 (2013: 4,915,000; 2012: 14,945,001) were not included in the computation of earnings/loss per share, because their effect was anti-dilutive (2013: their effect was anti-dilutive; 2012: were out of the money).  As such, basic and diluted earnings and losses per share are the same for the periods presented.

h)

Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net loss/income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for those taxable temporary differences arising on the initial recognition of goodwill or on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset only to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

i)

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds.

Warrants issued by the Company typically accompany an issuance of shares in the Company (a “Unit”), and entitle the warrant holder to exercise the warrants for a stated price and a stated number of common shares in the Company. The fair value of the Unit’s components sold is measured using the residual value approach.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

j)

Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of profit or loss and other comprehensive income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of profit or loss and other comprehensive income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of profit or loss and other comprehensive income. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model or the fair value of the shares granted.

All equity-settled share-based payments are reflected in other equity reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in other equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

k)

Provisions

Rehabilitation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the year in which the obligation is incurred. The nature of the rehabilitation activities may include restoration, reclamation and revegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related exploration properties. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

At December 31, 2014, exploration and evaluation rehabilitation costs were not considered significant.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

k)

Provisions – (cont’d)

Other Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

l)

Impairment of Non-Financial Assets

Impairment tests on non-financial assets, including exploration and evaluation assets are undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

m)

Financial Instruments

Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transactions costs. Gains or losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Company’s loans and receivables comprise advances and other receivables, due from related parties, deposits and cash and cash equivalents in the consolidated statement of financial position.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

m)

Financial Instruments – (cont’d)

Available-For-Sale Investments

Non-derivative financial assets not included in the other categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss. Any subsequent increase in the fair value of available-for-sale investments are recorded through other comprehensive income. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis. On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive income to profit or loss.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise accounts payables and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position.  Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Accounts payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within forty-five days of recognition.

The Company has made the following designations of its financial instruments:

Cash and cash equivalent	Loans and receivables
Investments in available-for-sale investments	Available-for-sale financial assets
Advances and other receivables	Loans and receivables
Amounts due from related parties	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

n)

Adoption of New and Amended IFRS Pronouncements

Effective January 1, 2014, the Company adopted the following revised standards that were issued by the IASB.

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s consolidated financial statements.

IAS 32 Financial Instruments: Presentations (Amendment)

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The amendments did not have an impact on the Company’s consolidated financial statements.

o)

Standards, Amendments and Interpretations Not Yet Effective

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Where the Company holds the largest shareholding in an investment and has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc. (“Rackla”) and Medgold Resources Corp (“Medgold”), as of November 4, 2014, when the Company increased its shareholding in Medgold from 14.4% to 19.1%;

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period;

c)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects; and

d)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

b)

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and options expected life. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company does not hold any deposits with maturities of greater than three months from the date of acquisition. Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

6.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value. As of December 31, 2014, available-for-sale investments consisted of 2,826,394 (2013: 3,883,394) common shares of B2Gold Corp. (“B2Gold”), and 1,007,406 (2013: 1,007,406) common shares of Focus Ventures Ltd. (“Focus”), all of which are public companies.

During the year ended December 31, 2014, the Company entered into a strategic alliance agreement with Medgold whereby the Company has the right to option one of Medgold’s properties in Portugal (Note 9). As part of this strategic alliance, the Company acquired 5,000,000 common shares and 5,000,000 share purchase warrants in Medgold by way of a private placement at a cost of $500,000, with such instruments being classified as available-for-sale investments upon initial recognition. Each Medgold warrant entitles the Company to purchase an additional common share exercisable for two years at a price of $0.15. The Medgold share purchase warrants are not tradable on an exchange.  During the year ended December 31, 2014, the Company determined that the decline in value of Medgold shares was significant and, accordingly, recorded an impairment of $300,000. Also during the current year, the exercise price for 3,000,000 of the Medgold warrants was reduced from $0.15 to $0.11 per share, for the one tranche, and the Company exercised the 3,000,000 warrants at a cost of $330,000. As a result of the Company’s holding in Medgold increasing from 14.4% to 19.1% upon the exercise of these warrants on November 4, 2014, the Company is able to exercise significant influence over Medgold and the investment in Medgold has been reclassified as an investment in associate (Note 8).

The Company originally received 4,815,894 B2Gold shares on August 10, 2012, pursuant to the disposal of a mineral property. The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2014, the Company sold 1,057,000 (2013: 677,500; 2012: 255,000) B2Gold shares for proceeds of $3,350,858 (2013: $2,421,814; 2012: $928,365) and recorded a gain on sale of available-for-sale investments of $1,289,708 (2013: $77,664; 2012: $46,065).  Also during the year ended December 31, 2014, an impairment charge of $141,320 (2013: $5,863,925, 2012: $Nil) was charged against the B2Gold shares due the fair value of the shares being less than the adjusted cost base as of December 31, 2014.

During the year ended December 31, 2013, the Company sold all of its 34,589 common shares of Fortuna Silver Mines Inc. (“Fortuna”) for proceeds of $153,998.

As at December 31, 2014, the fair value based on quoted market prices of the available-for-sale investments was $5,561,555 (December 31, 2013: $8,687,428). An unrealized loss of $923,403 was recorded in other comprehensive income during the year ended December 31, 2014 (2013: unrealized gain of $517,005; 2012: unrealized gain of $97,132).  An unrealized loss of $893,181 for the current year related to B2Gold shares (2013: unrealized gain of $437,091; unrealized gain of 2012: $456,090).

During the year ended December 31, 2013, the Company determined that the decline in value of the Focus shares was prolonged and, accordingly, recorded an impairment of $70,518 (2012: $20,148).

The fair value of quoted securities is based on published market prices.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

6.

AVAILABLE-FOR-SALE INVESTMENTS – (cont’d)

	B2Gold	Focus	Medgold(3)	Fortuna	Rackla(1)(2)	Total
Balance, December 31, 2011	$ -	$ 201,481	$ -	$ 81,441	$ 358,785	$ 641,707
Acquisition of shares	16,662,993	-	-	50,782	-	16,713,775
Disposition of shares	(882,300)	-	-	-	-	(882,300)
Impairment adjustment	-	(20,148)	-	-	-	(20,148)
Net change in fair value recorded in other comprehensive income	456,090	-	-	(36,051)	(322,907)	97,132
Balance, December 31, 2012	16,236,783	181,333	-	96,172	35,878	16,550,166
Acquisition of shares	-	-	-	49,295	-	49,295
Disposition of shares	(2,344,150)	-	-	(150,445)	-	(2,494,595)
Impairment adjustment	(5,863,925)	(70,518)	-	-	-	(5,934,443)
Net change in fair value recorded in other comprehensive income	437,091	110,814	-	4,978	(35,878)	517,005
Balance, December 31, 2013	8,465,799	221,629	-	-	-	8,687,428
Acquisition of shares	-	-	500,000	-	-	500,000
Disposition of shares	(2,061,150)	-	-	-	-	(2,061,150)
Impairment adjustment (Note 6)	(141,320)	-	(300,000)	-	-	(441,320)
Reclassification as investment in associate (Note 8)	-	-	(200,000)	-	-	(200,000)
Net change in fair value recorded in other comprehensive income	(893,181)	(30,222)	-	-	-	(923,403)
Balance, December 31, 2014	$ 5,370,148	$ 191,407	$ -	$ -	$ -	$ 5,561,555

(1)

The Company’s holding of 7,175,700 tradable Rackla warrants expired during the year ended December 31, 2013.

(2)

The Company also holds 9,866,376 free trading common shares of Rackla with a fair value of $147,996 as of December 31, 2014 but they are recorded as an investment in associate (Note 8).

(3)

The Company holds 8,000,000 free trading common shares of Medgold with a fair value of $560,000 as of December 31, 2014 but the investment was reclassified from an available-for-sale investment to an investment in associate during the year ended December 31, 2014 (Note 8).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2012	$ 59,004	$ 215,638	$ 248,085	$ 62,656	$ 83,594	$ 2,480	$ 671,457
Additions	-	-	1,234	-	-	-	1,234
Balance, December 31, 2013	59,004	215,638	249,319	62,656	83,594	2,480	672,691
Additions	3,758	-	2,749	-	-	-	6,507
Balance, December 31, 2014	$ 62,762	$ 215,638	$ 252,068	$ 62,656	$ 83,594	$ 2,480	$ 679,198

Accumulated amortization
Balance, December 31, 2012	$ 25,967	$ 175,425	$ 187,541	$ 29,739	$ 51,732	$ 1,447	$ 471,851
Charge for period	4,800	10,157	19,163	6,936	6,372	310	47,738
Balance, December 31, 2013	30,767	185,582	206,704	36,675	58,104	1,757	519,589
Charge for period	5,300	10,655	15,674	8,394	5,098	217	45,338
Balance, December 31, 2014	$ 36,067	$ 196,237	$ 222,378	$ 45,069	$ 63,202	$ 1,974	$ 564,927

Carrying amounts
At December 31, 2013	$ 28,237	$ 30,056	$ 42,615	$ 25,981	$ 25,490	$ 723	$ 153,102
At December 31, 2014	$ 26,695	$ 19,401	$ 29,690	$ 17,587	$ 20,392	$ 506	$ 114,271

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATES

Medgold

On November 4, 2014, the Company acquired 3,000,000 common shares of Medgold by way of exercising 3,000,000 share purchase warrants at a cost of $330,000, bringing the Company’s total holdings in Medgold to 8,000,000 common shares, representing an increase from 14.4% to 19.1% of Medgold’s outstanding common shares.  Upon this transaction, Medgold met the definition of an associate and therefore reclassified its holdings in Medgold from an available-for-sale investment to investment in associate and has been equity accounted for in the consolidated financial statements.  As well as being the largest shareholder in Medgold, the Company also had two common directors as of December 31, 2014 and has common management members. As at December 31, 2014, the Company held 2,000,000 share purchase warrants of Medgold to purchase common shares of Medgold.  Each Medgold warrant entitles the Company to purchase an additional common share exercisable for two years at a price of $0.15. The Medgold share purchase warrants are not tradable on an exchange.

The following table shows the continuity of the Company’s interest in Medgold for the period from November 4, 2014 to December 31, 2014:

Available-for-sale investment reclassified as investment in associate	$ 200,000
Increase in investment	330,000
Less: share of losses in associate	(57,000)
Balance, December 31, 2014	$ 473,000

The Company’s share of losses in Medgold during the year is only for the period from November 4, 2014 to December 31, 2014.

The financial statement balances of Medgold are as follows:

December 31, 2014
Total current assets	$ 543,200
Total assets	1,407,082
Total current liabilities	561,853
Total liabilities	766,309
Net loss	2,048,113

At December 31, 2014, the fair value of the 8,000,000 common shares of Medgold was $560,000.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATES – (cont’d)

Rackla

As at December 31, 2014, the Company held 9,866,376 (2013: 9,866,376) common shares of Rackla, representing 19.5% of Rackla’s outstanding common shares.  As at December 31, 2012, the Company held 8,521,038 share purchase warrants of Rackla to purchase common shares of Rackla at $0.10 of which 7,175,700 of these warrants expired unexercised in 2013 and the remaining balance of 1,345,338 expired unexercised during the year ended December 31, 2014.

Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2012 to December 31, 2014:

Balance, December 31, 2011	$ 1,500,647
Increase in investment	215,254
Impairment on shares held in associate	(855,632)
Less: share of losses in associate	(366,950)
Balance, December 31, 2012	$ 493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013 and 2014	$ 1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The cumulative unrecognized share of losses for the associate is $566,982.

The financial statement balances of Rackla are as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Total current assets	$ 59,064	$ 173,069	$ 1,073,515
Total assets	209,044	1,221,037	5,691,377
Total liabilities	102,550	36,543	133,734
Net loss	1,081,000	4,373,259	1,856,402

At December 31, 2014, the fair value of the 9,866,376 common shares of Rackla was $147,996 (2013: $197,328).

9.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	United States	Mexico	Total
Balance, December 31, 2012	$ 531,369	$ -	$ -	$ 531,369
Additions	-	-	171,815	171,815
Write-off acquisition costs	-	-	(171,815)	(171,815)
Balance, December 31, 2013	531,369	-	-	531,369
Additions	-	118,775	-	118,775
Write-off acquisition costs	-	(86,753)		(86,753)
Balance, December 31, 2014	$ 531,369	$ 32,022	$ -	$ 563,391

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Idaho - USA

i)

Blue Hill Gold Property

During the year ended December 31, 2014, the Company entered into an agreement with Otis Gold Corp (“Otis”) for the right to acquire a 70% interest in the Blue Hill Gold Property, subject to a 2.5% net smelter return royalty, which consists of 36 federal lode mining claims located on federal land comprising 295 hectares and one Idaho State lease comprising 33 hectares in the Cassia County, Idaho.  The option may be exercised by making cash payments to Otis totaling US$525,000 (US$30,000 paid) and incurring exploration expenditures on the property totaling US$5,000,000, over a period of four years according to the following schedule:

a)

US$30,000 cash upon signing of agreement (paid);

b)

US$50,000 cash and US$500,000 in exploration expenditures by the first year anniversary;

c)

US$100,000 cash and a cumulative of US$1,500,000 in exploration expenditures by the second year anniversary;

d)

US$100,000 cash and a cumulative of US$3,000,000 in exploration expenditures by the third year anniversary; and

e)

US$245,000 cash and a cumulative of US$5,000,000 in exploration expenditures by the fourth year anniversary.

ii)

Mineral Property

During the year ended December 31, 2014, the Company entered into an agreement with Merrill Palmer to lease a 100% interest in the Mineral Property which consists of a series of federal mining claims in the historic Mineral Mining District, Washington County, Idaho. The lease of 100% of the Mineral Property (subject to a 3.0% net smelter return royalty) was for up to 99 years which the Company could keep in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year (paid) and increasing US$10,000 each subsequent year, for a total of US$1,100,000 over the first ten years.  Annual payments after the tenth year of US$150,000 would have been required until commercial production had commenced.  During the first five years of the lease, the Company could have reduced the NSR royalty to 1.5% by paying US$2.0 million to Mr. Palmer. Subsequent to December 31, 2014, the Company decided to terminate the lease. The Company also staked an additional 47 claims at a cost of $32,174 during the current year to be part of the Mineral Property. These staked claims were transferred to Mr. Palmer upon termination of the lease.

During the year ended December 31, 2014, a total of $86,753 in acquisition costs had been recorded for the Mineral property and then written off as of December 31, 2014.

Portugal

i)

Medgold Strategic Alliance

On January 8, 2014, the Company entered into a strategic alliance agreement with Medgold whereby the Company has the right to option one of Medgold’s properties in Portugal. For a period of eighteen months, the Company may select one of the Medgold’s Portuguese properties in which the Company will be granted the option to earn a 51% interest by spending $3,000,000 on exploration and development of that property.  Upon exercise of the option, a joint venture will be formed between Medgold and the Company to further develop the property. As of December 31, 2014, the Company has not yet exercised its right to option one of the Portuguese properties.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.

By an agreement signed in September 2009 and subsequently amended in December 2012 and then again on November 10, 2014, the Company granted to Fortuna the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property and making staged payments totaling US$300,000 cash and US$250,000 in common stock no later than January 31, 2017 and according to the following schedule:

a)

US$20,000 cash and US$20,000 cash equivalent in shares upon regulatory approval (received);

b)

US$30,000 cash and US$30,000 cash equivalent in shares by the first year anniversary (received);

c)

US$50,000 cash and US$50,000 cash equivalent in shares by the second year anniversary (received);

d)

US$50,000 cash and US$50,000 cash equivalent in shares by the third year anniversary (received);

e)

US$50,000 cash within ten days after TSXV approval of the November 10, 2014 amending agreement (received subsequent to December 31, 2014);

f)

incurring US$2 million on exploration of the Property within 12 months of receipt of a drill permit, such work to include at 1,500 metres of drilling; and

g)

US$100,000 cash and US$100,000 cash equivalent in shares within 90 days of completion of the 1,500 metres of drilling.

The Company and Fortuna have two common directors.

ii)

Cerro Las Minitas Property

In November 2014, the Company loaned $800,000 to Southern Silver Exploration Corp. (“Southern Silver”) in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico. In consideration of the loan, Southern Silver granted to the Company an exclusive option for 120 days to settle the terms of a business arrangement for the Company to acquire either a direct or indirect interest in the Cerro Las Minitas claims, whereby the Company would participate in the continued exploration and development of the property. Security for the loan consisted of an option to earn a 100% interest in the Cerro Las Minitas claims.

At the election of the Company, the loan could be converted into common shares of Southern Silver at a rate of $0.05 per share. The loan was repayable on demand, provided that the Company shall not demand payment for a period of one year. Interest was payable annually at 8% per annum, and the Company was restricted from holding more than 19.9% of the then issued and outstanding shares of Southern Silver in opting to receive shares of Southern Silver as repayment.

This hybrid instrument is convertible at Radius’ sole option, and hence contains both a host loan receivable and a derivative asset. The hybrid instrument was fair valued on initial recognition and as at December 31, 2014 at $800,000.

Subsequent to December 31, 2014, the Company decided to not pursue obtaining an interest in the Cerro Las Minitas claims. On March 17, 2015 the Company elected to have $300,000 of the hybrid instrument converted to 6,000,000 common shares of Southern Silver, and the remaining loan principal balance of $500,000 plus $21,742 in interest was paid to the Company in full satisfaction of the repayment of the loan. On conversion of the hybrid instrument, a fair value gain of $180,000 was recognized on the Southern Silver shares held.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Mexico – (cont’d)

iii)

Santa Brigida Property

In February 2013, the Company was granted by a private exploration company (the “Optionor”) the option to acquire a 100% interest in the Santa Brigida property which consists of eight contiguous concessions covering 10,802 hectares located approximately 80 km ENE of the City of Guanajuato in Mexico.  In order to exercise the option, the Company had to complete the following:

a)

Pay US$160,000 to the Optionor to cover outstanding underlying property payments (paid);

b)

Complete a 3,000 metre drill program (“Drill Program”) on the property within 12 months of the issuance of a drill permit; and

c)

Within 90 days of completing the Drill Program, pay US$700,000 to the Optionor.

During the year ended December 31, 2013, a total of $171,815 in acquisition costs had been recorded for the Santa Brigida property.  During the year ended December 31, 2013, management decided to terminate the Company’s option on the property and as a result, wrote-off the acquisition costs of $171,815.

Guatemala

i)

Southeast Guatemala Ag-Au Epithermal Fields (formerly called Banderas)

The Company’s 100% owned land holdings in southeast Guatemala as at December 31, 2014 consist of 34 concessions (three exploitation applications, 30 exploration applications, and one reconnaissance application) filed with the Guatemala Ministry of Energy and Mines covering a total of 230,489 hectares.  The three exploitation applications were filed in order to convert one previously granted exploration licence to exploitation; until the exploitation licences are granted, the granted exploration licence remains in place.

ii)

Tambor Project

In June 2008, the Company granted to Kappes, Cassiday & Associates (“KCA”) the option to earn a 51% interest in the Tambor gold project.

In August 2012, the Company sold its interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor project, to KCA, giving KCA a 100% interest in the project.  As consideration, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid upon signing and approximately US$300,000 to be paid once KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA will make quarterly payments to the Company based on the then price of gold and the number of ounces produced from the property.

A loss on the disposal of the property totaling $3,823,118, net of costs, has been charged to the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2012 as follows:

Proceeds of disposition	$ 98,750
Less:
Carrying value of mineral property	(3,489,495)
Transaction costs	(2,645)
Write-off of amount receivable	(429,728)
Net loss on disposal of mineral property	$ (3,823,118)

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Guatemala – (cont’d)

ii)

Tambor Project – (cont’d)

In 2013, due to the uncertainty of receiving future production payments from KCA, the Company wrote-off a receivable balance of $10,777 (2012: $429,728) and had not recognized a contingent gain on potential royalty payments.  Future payments from KCA, whether as a royalty or repayment of the outstanding receivable balance, will be recorded as revenue at such time they are virtually certain to be received, which was the position as at December 31, 2014.  Subsequent to December 31, 2014, as a result of commercial production having commenced, KCA paid to the Company US$341,063 as settlement for the outstanding receivable balance. The recovery will be recognized in fiscal 2015.

iii)

Regional Exploration

During 2014, 2013 and 2012, the Company conducted property investigation work on other prospective properties.

Nicaragua

i)

Sale to B2Gold

Based on a previous option agreement with the Company, B2Gold earned in 2012 a 60% interest in the Company’s Trebol and Pavon gold properties in Nicaragua by expending a total of US$4 million on exploration, resulting in B2Gold and the Company holding 60% and 40%, respectively, of the rights and obligations to a joint venture.  In April 2012 the Company and B2Gold entered into a binding letter agreement pursuant to which B2Gold agreed, among other things, to acquire a 100% interest in the Trebol and Pavon properties. In August 2012 the sale was completed with the Company receiving consideration of 4,815,894 common shares of B2Gold, with a fair value of $16,662,993 at the time of issuance.  In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves outlined at the Trebol property in excess of 500,000 ounces (on a 100% basis).

In connection with the sale, B2Gold and the Company terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in respect of the Trebol, Pavon and San Jose exploration properties.

During the year ended December 31, 2012, the Company recorded a gain on the sale to B2Gold of $16,278,410, net of costs, as follows:

Proceeds of disposition	$ 16,662,993
Less:
Carrying value of mineral property	(82,482)
Transaction costs	(302,101)
Net gain on disposal of mineral property	$ 16,278,410

ii)

Joint Venture Properties

As of the completion of the property sale described above, B2Gold and the Company entered into a joint venture agreement with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua to jointly explore the properties with B2Gold and the Company owning 60% and 40%, respectively, of the rights and obligations of each joint venture.  In 2013, an agreement was reached whereby the Company would sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property, and B2Gold would have the right to purchase one-half of each royalty for US$1,000,000. The Company and B2Gold have since decided to relinquish the La Magnolia concession. Formal agreements were signed by the companies in October 2014.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

10.

COMMITMENTS

The Company has entered into operating lease agreements for its office premises. The Company also rents space to other companies related by common directors and officers on a month to month basis, the amounts of which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments.  The annual commitments under the leases are as follows:

2015	$ 300,998
2016	225,690
2017	190,608
2018	190,608
2019	190,608
$ 1,098,512

For the year ended December 31, 2014, the Company received a total of $211,473 (2013: $247,294; 2012: $235,454) from those companies it rents space to.

11.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Fiscal 2014, 2013 and 2012

There was no share capital activity during the years ended December 31, 2014, 2013 and 2012.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2012 to December 31, 2014:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2011	10,240,737	$0.59
Expired	(905,736)	$0.49
Balance, December 31, 2012	9,335,001	$0.43
Expired	(9,335,001)	$0.43
Balance, December 31, 2013 and 2014	-	-

As at December 31, 2014, no share purchase warrants were outstanding.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS

a)

Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option is not less than the closing market price of the Company’s stock on the trading day prior to the date of grant. Options granted to investor relations personnel vest in accordance with TSX-V regulation. The options are for a maximum term of ten years.

The following is a summary of changes in options for the year ended December 31, 2014:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Jan 08, 2010	Jan 07, 2020	$0.29	1,570,000	-	-	-	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	820,000	-	-	-	820,000	820,000
Jul 27, 2011	Jul 26, 2021	$0.81	290,000	-	-	(140,000)	150,000	150,000
Dec 13, 2012	Dec 12, 2022	$0.20	2,135,000	-	-	-	2,135,000	2,135,000
			4,915,000	-	-	(140,000)	4,775,000	4,775,000
Weighted average exercise price			$0.35	-	-	$0.81	$0.34	$0.34

The following is a summary of changes in options for the year ended December 31, 2013:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	(575,000)	-	-
Jan 08, 2010	Jan 07, 2020	$0.29	1,570,000	-	-	-	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	820,000	-	-	-	820,000	820,000
Jul 27, 2011	Jul 26, 2021	$0.81	290,000	-	-	-	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	2,255,000	-	-	(120,000)	2,135,000	2,135,000
			5,610,000	-	-	(695,000)	4,915,000	4,915,000
Weighted average exercise price			$0.34	-	-	$0.25	$0.35	$0.35

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

a)

Option Plan Details – (cont’d)

The following is a summary of changes in options for the year ended December 31, 2012:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Apr 17, 2007	Apr 16, 2012	$0.52	565,000	-	-	(565,000)	-	-
Sep 06, 2007	Sep 05, 2012	$0.56	850,000	-	-	(850,000)	-	-
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	-	575,000	575,000
Jan 08, 2010	Jan 07, 2020	$0.29	1,595,000	-	-	(25,000)	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,570,000	-	-	(750,000)	820,000	820,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	(75,000)	-	-
Jul 04, 2011	Jul 03, 2021	$0.60	55,000	-	-	(55,000)	-	-
Jul 27, 2011	Jul 26, 2021	$0.81	320,000	-	-	(30,000)	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	-	2,255,000	-	-	2,255,000	2,255,000
			5,705,000	2,255,000	-	(2,350,000)	5,610,000	5,610,000
Weighted average exercise price			$0.50	$0.20	-	$0.60	$0.34	$0.34

There were no options exercised during the years ended December 31, 2014, 2013 and 2012.

b)

Fair Value of Options Issued During the Year

There were no options granted during the years ended December 31, 2014 and 2013. The weighted average fair value at grant date of options granted during the year ended December 31, 2012 was $0.17 per option.

The weighted average remaining contractual life of the options outstanding at December 31, 2014 is 6.51 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

b)

Fair Value of Options Issued During the Year – (cont’d)

The model inputs for options granted during the year ended December 31, 2012 included:

Grant date	Expiry date	Share price at grant date	Exercise price	Risk-free interest rate	Expected life	Volatility factor	Dividend yield
12/13/12	12/12/22	$0.20	$0.20	1.80%	10 years	89%	0%

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

c)

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year as part of share-based compensation expense were $Nil (2013: $Nil; 2012: $385,320).

As of December 31, 2014, 2013, and 2012 there was no amount of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the years ended December 31, 2014, 2013, and 2012.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

13.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Income (loss) before income taxes	$ (1,369,907)	$ (8,287,763)	$ 8,929,357
Tax charge/(recovery) based on the statutory rate of 26% (2013: 25.75%; 2012: 25%)	(356,000)	(2,134,000)	2,232,000
Non-deductible expenses	72,000	277,000	190,000
Different tax rates in other jurisdictions	41,000	91,000	(3,172,000)
Non-taxable portion of capital gains	(110,000)	892,000	150,000
Reduction in statutory rate	-	(82,000)	-
Initial recognition exemption and other	(131,000)	8,000	197,000
Changes in unrecognized deferred tax assets	484,000	948,000	403,000
Total income tax expense / (recovery)	$ -	$ -	$ -

Effective January 1, 2014, the Canadian Federal corporate tax rate and provincial tax rate remained at 15% and 11% respectively.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2014 taxation year for the Cayman Islands, 30.0% for Mexico, 5.0% for Guatemala and 30.0% for Nicaragua.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	December 31, 2014	December 31, 2013
Loss carry forwards	$ 1,393,000	$ 1,066,000
Property and equipment	128,000	119,000
Mineral properties	774,000	604,000
Available-for-sale investments	574,000	633,000
Investment in Associates	109,000	72,000
Other deductible temporary differences	167,000	167,000
Unrecognized tax assets	(3,145,000)	(2,661,000)
	$ -	$ -

As at December 31, 2014, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years.

Non-capital Canadian tax losses expiring as follows:

Year of expiry	Taxable losses
2026	$ 108,000
2027	$ 1,009,000
2028	$ 653,000
2030	$ 832,000
2032	$ 1,091,000
2033	$ 864,000
2034	$ 800,000
Total	$ 5,357,000

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended December 31, 2014, 2013 and 2012 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla (Associate)	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Shared general and administrative expenses
Medgold	Shared general and administrative expenses
Cordoba Minerals Corp.	Shared general and administrative expenses
Voyager Gold Corp.	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the consolidated financial statements, the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the years ended December 31, 2014, 2013, and 2012:

	2014	2013	2012
Expenses:
Salaries and benefits	$ 14,578	$ 15,969	$ 34,488
Mineral property costs:
Salaries and benefits	5,306	42,354	76,979
	$ 19,884	$ 58,323	$ 111,467

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.  During the years ended December 31, 2014, 2013 and 2012, the Company reimbursed Gold Group the following:

	2014	2013	2012
General and administrative expenses:
Consulting fees	$ -	$ 3,000	$ -
Office and miscellaneous	44,274	46,305	29,828
Property investigations	-	31,260	-
Public relations	8,719	3,963	4,048
Salaries and benefits	94,860	246,469	10,707
Transfer agent and regulatory fees	3,749	3,110	-
Travel and accommodation	17,494	17,304	18,949
	$ 169,096	$ 351,411	$ 63,532
Exploration expenditures	$ -	$ 59,333	$ -

Salary and benefits costs for the year ended December 31, 2014 include those for the Chief Financial Officer and Corporate Secretary (2013 and 2012: Vice President Corporate Development, Chief Financial Officer, and Corporate Secretary).

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS – (cont’d)

Long-term deposits include an amount of $60,000 (December 31, 2013: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Due from related parties of $Nil (December 31, 2013: $33,817) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts were unsecured, non-interest bearing and due on demand.

Accounts payable and accrued liabilities include $34,297 payable to Gold Group for shared administrative costs (December 31, 2013: $31,369) and $Nil to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees (December 31, 2013: $7,500).

The Company acquired 5,000,000 common shares and 5,000,000 share purchase warrants in Medgold by way of the private placement that closed on February 5, 2014 at a cost of $500,000 and acquired 3,000,000 additional common shares of the Company by exercising 3,000,000 of the warrants at a cost of $330,000 (Note 8).

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2014	2013	2012
Management fees	$ 102,000	$ 79,500	$ 141,000
Salaries, benefits and fees	27,527	119,743	105,429
Share-based payments	-	-	92,271
	$ 129,527	$ 199,243	$ 338,700

Total share-based payments to directors not specified as key management personnel during the year ended December 31, 2014 was $Nil (2013: $ Nil; 2012: $81,165).

15.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to precious metals exploration. Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, USA, Guatemala, Nicaragua, Mexico and Caymans. Details of identifiable assets by geographic segments are as follows:

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

15.

SEGMENTED INFORMATION – (cont’d)

Year ended December 31, 2014	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Exploration expenditures	$ -	$946,313	$ 177,774	$ 12,682	$ 218,046	$ -	$ 1,354,815
Exploration and evaluation assets written off	-	86,753	-	-	-	-	86,753
Gain on sale of available-for-sale investments	1,289,708	-	-	-	-	-	1,289,708
Investment income	43,245	-	-	-	-	-	43,245
Amortization	26,573	-	13,319	5,446	-	-	45,338
Net income/(loss)	94,343	(946,313)	(340,337)	(20,849)	(192,661)	35,910	(1,369,907)
Capital expenditures*	6,507	118,775	-	-	-	-	125,282

Year ended December 31, 2013	Canada	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Exploration expenditures	$ -	$ 478,760	$ 30,081	$ 530,468	$ -	$ 1,039,309
Exploration and evaluation assets written off	-	-	-	171,815	-	171,815
Gain on sale of available-for-sale investments	81,217	-	-	-	-	81,217
Investment income	22,141	-	-	-	-	22,141
Amortization	34,298	12,758	682	-	-	47,738
Net loss	(6,901,127)	(641,786)	(35,519)	(681,204)	(28,127)	(8,287,763)
Capital expenditures*	-	1,234	-	171,815	-	173,049

Year ended December 31, 2012	Canada	Guatemala	Nicaragua	Caymans	Consolidated
Exploration expenditures	$ -	$ 794,388	$ 17,406	$ 73,172	$ 884,966
Gain on sale of available-for-sale investments	46,065	-	-	-	46,065
Interest income	8,883	-	-	-	8,883
Amortization	41,125	10,964	1,776	-	53,865
Net income/(loss)	(2,779,050)	(4,442,082)	(450,324)	16,600,813	8,929,357
Capital expenditures*	19,670	28,559	-	-	48,229

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at December 31, 2014	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Total current assets	$ 7,430,559	$ -	$ 12,298	$ 8,003	$ 33,908	$ 266,154	$ 7,750,922
Total non-current assets	709,801	32,022	552,717	(413)	-	-	1,294,127
Total assets	$ 8,140,360	$ 32,022	$ 565,015	$ 7,590	$ 33,908	$ 266,154	$ 9,045,049
Total liabilities	$ 111,963	$ -	$ 2,933	$ 1,208	$ 5,486	$ -	$ 121,590

As at December 31, 2013	Canada	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Total current assets	$10,116,791	$ 53,207	$ 9,968	$ 32,223	$ 288,544	$ 10,500,733
Total non-current assets	248,029	566,034	5,032	-	-	819,095
Total assets	$10,364,820	$ 619,241	$ 15,000	$ 32,223	$ 288,544	$ 11,319,828
Total liabilities	$ 93,762	$ 1,529	$ 2,178	$ 5,586	$ 4	$ 103,059

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2014, cash totalling $97,995 (December 31, 2013: $68,059) was held in US dollars, $680 (December 31, 2013: $694) in Nicaragua Cordoba, $99 (December 31, 2013: $4,213) in Guatemala Quetzal, $1,254 (December 31, 2013: $690) in Mexican Pesos and $84 (December 31, 2013: $709) in Peruvian Sols. Based on the above net exposures at December 31, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $10,000 increase or decrease in the Company’s after tax net earnings.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold and Focus are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $556,000 decrease in equity.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At December 31, 2014, the Company had working capital of $7.6 million (December 31, 2013: $10.4 million) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Management considers that due to their short-term nature the carrying amounts of financial assets and financial liabilities, which include cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties are assumed to approximate their fair values.

The fair value investments in associates are detailed in the following table:

	December 31, 2014	December 31, 2014
	Book value	Fair value
Financial assets
Shares held in Rackla and recorded as investment in associate (Note 8)	$ 1	$ 147,996
Shares held in Medgold and recorded as investment in associate (Note 8)	$ 473,000	$ 560,000

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold and Focus are based on quoted prices and are therefore considered to be Level 1.

There were no transfers between Levels in the year.

17.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the year ended December 31, 2014. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

18. CHANGE IN PRESENTATION

The Company has reclassified certain prior period expenses to conform to the current year presentation of expenses.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2014

(Expressed in Canadian Dollars)

19.

EVENTS AFTER THE REPORTING DATE

Subsequent to December 31, 2014, the following events which have not been disclosed elsewhere in these consolidated financial statements have occurred:

•

In March 2015, the Company acquired an option to earn a 100% interest in the Margarita Silver Project located in the State of Chihuahua, Mexico.  The Project consists of two mining exploration licenses comprising a total of 125 hectares. The Company can earn the 100% interest in the project by making cash payments to the property owners, two private Mexico corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit for the Project.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% NSR royalty.  The Company may re-purchase the royalty at any time for US$500,000.

•

In April 2015, the Company purchased from Focus a production royalty equivalent to 2% of Focus’s 70% interest in future phosphate production from the Bayovar 12 project located in the Sechura district of northern Peru.  The purchase price for the royalty was US$1,000,000.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should the Company decide at any time in the future to sell the royalty, Focus will retain a first right of refusal.  The Company and Focus are related parties.